Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

PROFIT WARNING

This announcement is made by Guangshen Railway Company Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The board of directors of the Company (the “Board”) wishes to inform the shareholders (the “Shareholders”), investors and potential investors of the Company that, based on a preliminary review and analysis of the unaudited consolidated management accounts of the Group for the year ended December 31, 2020 (the “Current Reporting Year”) and information currently available to the Board, the Group is expected to record a net loss attributable to the Shareholders for the Current Reporting Year in the range of approximately RMB400 million to RMB600 million, representing a decrease in the range of approximately 153% to 180% as compared to the net profit attributable to the Shareholders for the year ended December 31, 2019 of approximately RMB748.44 million. In addition, the aforementioned net loss has taken into account the non- recurring profits and losses for the Current Reporting Year in the aggregate amount of approximately RMB860 million (including a non-recurring profit generated from the resumption of land use rights, details of which are set out in the announcement of the Company dated November 12, 2020). After deducting the non-recurring profits and losses, the net operating loss attributable to the Shareholders for the Current Reporting Year is expected to be in the range of approximately RMB1,260 million to RMB1,460 million.

Based on the information currently available, the Board believes that the expected loss is mainly due to the expected significant decrease in the revenue of the Group for the Current Reporting Year as a result of the outbreak of the Novel Coronavirus (“COVID-19”), in particular:

(i)

since January 30, 2020, on which the government of Hong Kong announced the suspension of services of Hung Hom Station, the operations of the Canton-Kowloon Through Trains of the Group have been entirely suspended;

(ii)

on February 4, 2020, the government of Hong Kong further announced the shutdown of the Luohu Border, which has yet to reopen as at the date of this announcement, resulting in a significant reduction in the volume of passengers travelling by Guangzhou-Shenzhen Intercity Express Trains between Hong Kong and Guangzhou-Shenzhen regions across the Luohu Border; and

(iii)

since the outbreak of COVID-19, passengers’ willingness and demands of travelling have reduced, and accordingly the volume of passengers has reduced, resulting in a decrease in the number of trains in operation and thus a relatively significant reduction in the revenue of the Group from passenger transport business and railway network settlement business.

The Company is in the process of finalizing the annual results of the Group for the Current Reporting Year. The information contained in this announcement is based solely on the preliminary assessment by the Board of the unaudited consolidated management accounts of the Group for the Current Reporting Year and the information currently available to the Board, which has yet to be reviewed by the audit committee and the independent auditors of the Company. Accordingly, the actual results of the Group for the Current Reporting Year may differ from the information disclosed in this announcement. Shareholders, investors and potential investors of the Company are advised to refer to the details in the annual results announcement of the Group for the Current Reporting Year, which is expected to be published by the end of March 2021.

Shareholders, investors and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board Guangshen Railway Company Limited Tang Xiangdong Company Secretary

Shenzhen, the PRC

January 28, 2021

As at the date of this announcement, the Board consists of:

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Wu Yong	Guo Jiming	Frederick Ma Si-Hang
Hu Lingling	Wang Bin	Tang Xiaofan
Guo Xiangdong	Zhang Zhe	Qiu Zilong